

22006715

OMB APPROVAL

OMB Number: 3235-0123
Expires: Oct. 31, 2023
Estimated average burden
hours per response: 12

SEC Mail Processing

FEB 25 2022

Washington, DC

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER

8-32071

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING __01/01/21__ AND ENDING __12/31/21__

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: __Blakeslee & Blakeslee, Inc.__

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
   ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

__1101 Marsh Street__

(No. and Street)

__San Luis Obispo__   __CA__   __93401__

(City)   (State)   (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

__Sam N. Blakeslee__   __805-543-4366__   sblakeslee@blakeslee-blakeslee.com

(Name)   (Area Code – Telephone Number)   (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

__Alvarez & Associates, Inc.__

(Name – if individual, state last, first, and middle name)

__9221 Corbin Avenue, Suite 165__   __Northridge__   __California__ __91324__

(Address)   (City)   (State)   (Zip Code)

__10/16/2018__   __6517__

(Date of Registration with PCAOB)(if applicable)   (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Sam N. Blakeslee _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Blakeslee & Blakeslee, Inc. _____, as of December 31 _____, 2 021 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

```
{ See Attached for }
{ Notary Certificate }
```
M W

Signature: _____

Title: PRESIDENT

Notary Public

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☑ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☑ (z) Other: SIPC _____

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.**

California Jurat Certificate

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California

County of San Luis Obispo } s.s.

Subscribed and sworn to (or affirmed) before me on this 22 day of February,
Month

20 22 by Sam N. Blakeslee and
Name of Signer (1)

n/a , proved to me on the basis of
Name of Signer (2)

satisfactory evidence to be the person(s) who appeared before me.

_____
Signature of Notary Public

Matthew Aaron Ward
For other required information (Notary Name, Commission No. etc.)

Matthew Aaron Ward
Commission # 2252395
Notary Public - California
San Luis Obispo County
My Comm. Expires August 3, 2022
UPS4

Seal

──────── OPTIONAL INFORMATION ────────

Although the information in this section is not required by law, it could prevent fraudulent removal and reattachment of this jurat to an unauthorized document and may prove useful to persons relying on the attached document.

Description of Attached Document

The certificate is attached to a document titled/for the purpose of

Form X-17A-5
Part III
SEC File X 8-32071

containing _____ pages, and dated _____

Additional Information
Method of Affiant Identification

Proved to me on the basis of satisfactory evidence:
○ form(s) of identification   ○ credible witness(es)

Notarial event is detailed in notary journal on:

Page # _____ Entry # _____

Notary contact: _____

Other _____

☐ Affiant(s) Thumbprint(s)   ☐ Describe: _____


ALVAREZ & ASSOCIATES, INC
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Those Charged with Governance and the Stockholders of Blakeslee & Blakeslee, Inc.:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Blakeslee & Blakeslee, Inc. (the "Company") as of December 31, 2021, the related statements of income, changes in stockholders' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information contained in Schedules I and II ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, Schedules I and II are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Alvarez & Associates, Inc.

Alvarez & Associates, Inc.

We have served as the Company's auditor since 2019.
Northridge, California
February 22, 2022

9221 Corbin Avenue Suite 165
Northridge, California 91324
800.848.0008
www.AAICPAs.com

Chicago, Dallas, Los Angeles, New York, San Francisco, Seattle

Blakeslee & Blakeslee, Inc.
Statement of Financial Condition
December 31, 2021

Assets

Cash	$	323,883
Commissions receivable		10,322
Due from affiliate		37,159
Property and equipment, net		56,561
Other assets		22,426
Right of use asset		320,974
Total assets	$	771,325

Liabilities and Stockholders' Equity

Liabilities

Accounts payable and accrued expenses	$	20,378
Credit card payable		4,827
Income tax payable		5,330
Lease payable		333,492
Total liabilities		364,027

Stockholders' equity

Common stock, no par value, 200,000 shares authorized,		59,205
68,843 shares issued and outstanding		
Retained earnings		348,093
Total stockholders' equity		407,298
Total liabilities and stockholders' equity	$	771,325

The accompanying notes are an integral part of these financial statements.

Blakeslee & Blakeslee, Inc.
Statement of Income
For the Year Ended December 31, 2021

Revenues		
Commissions	$	2,431,618
PPP loan forgiveness		113,547
Other income		150,363
Total revenues		2,695,528
Expenses		
Employee compensation and benefits		636,275
Commission expense		1,451,190
Communications		89,627
Occupancy and equipment rental		193,366
Other operating expenses		128,308
Total expenses		2,498,766
Net income (loss) before income tax provision		196,762
Income tax provision		7,330
Net income (loss)	$	189,432

The accompanying notes are an integral part of these financial statements.

Blakeslee & Blakeslee, Inc.
Statement of Changes in Stockholders' Equity
For the Year Ended December 31, 2021

	Common Stock	Retained Earnings	Total
Balance at December 31, 2020	$ 59,205	$ 158,661	$ 217,866
Net income (loss)	-	189,432	189,432
Balance at December 31, 2021	$ 59,205	$ 348,093	$ 407,298

The accompanying notes are an integral part of these financial statements.

Blakeslee & Blakeslee, Inc.
Statement of Cash Flows
For the Year Ended December 31, 2021

Cash flow from operating activities:

Net income (loss)		$ 189,432
Adjustments to reconcile net income (loss) to net		
cash provided by (used in) operating activities:		
Depreciation expense	$ 6,005	
Amortization right of use assets	152,714	
PPP loan forgiveness	(113,547)	
(Increase) decrease in assets:		
Commissions receivable	(6,359)	
Due from affiliates	(1,647)	
Increase (decrease) in liabilities:		
Accounts payable and accrued expenses	5,563	
Credit card payable	1,243	
Income tax payable	5,330	
Lease principal payments	(154,677)	
Total adjustments		(105,375)
Net cash provided by (used in) operating activities		84,057
Cash flow from investing activities:		
Purchase of equipment	(1,980)	
Net cash provided by (used in) in investing activities		(1,980)
Net increase (decrease) in cash		82,077
Cash at beginning of year		241,806
Cash at end of year		$ 323,883

Supplemental disclosure of cash flow information:
Cash paid during the year for:

Interest	$	4,959
Income taxes	$	2,000

Supplemental disclosures of non-cash transactions:
The Company recognized a right of use asset of $349,964 and lease liability of $349,964.
In May 2020, the Company received a PPP loan in the amount of $113,547
which was fully forgiven during the year ended December 31, 2021.

The accompanying notes are an integral part of these financial statements.

Blakeslee & Blakeslee, Inc.
Notes to Financial Statements
December 31, 2021

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Blakeslee & Blakeslee, Inc. (the "Company") was incorporated in the State of California on March 1, 1984. The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934, a member of the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investor Protection Corporation ("SIPC").

The Company is engaged in business as a securities broker-dealer, that provides several classes of services, including mutual fund sales, and secondarily variable and fixed annuities.

The Company transacts business with its clients in primarily San Luis Obispo and Santa Barbara counties.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Commissions receivable are stated at face amount with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectible accounts are immaterial.

Property and equipment are stated at cost. Repairs and maintenance to these assets are charged to expense as incurred; major improvements enhancing the function and/or useful life are capitalized. When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gains or losses arising from such transactions are recognized.

Blakeslee & Blakeslee, Inc.
Notes to Financial Statements
December 31, 2021

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Revenue is measured based on a consideration specified in a contract with a customer, and excludes any sales incentives and amounts collected on behalf of third parties. The Company recognizes revenue when it satisfies a performance obligation by transferring control over a product or service to a customer. The Company generates its revenue from the sale of mutual funds, and variable and fixed contracts of insurance products in the form of commissions and trail commissions. Securities transactions are recorded on a trade date basis with related commission income and expenses also recorded on a trade date basis except for trail commissions which are recorded when received, which is not in accordance with US GAAP; however the difference between US GAAP how the Company records its trail commissions is immaterial when to the financial statements when taken as a whole.

The Company accounts for its income taxes in accordance with FASB ASC 740, Income Taxes. This standard requires the establishment of a deferred tax asset or liability to recognize the future tax effects of transactions that have not been recognized for tax purposes, including taxable and deductible temporary differences as well as net operating loss and tax credit carryforwards. Deferred tax expenses or benefits are recognized as a result of changes in the tax basis of an asset or liability when measured against its reported amount in the financial statements.

Current income taxes are provided for estimated taxes payable or refundable based on tax returns. Deferred income taxes are recognized for the estimated future tax effects attributable to temporary differences in the basis of assets and liabilities for financial and tax reporting purposes. Measurement of current and deferred tax assets and liabilities is based on provisions of enacted federal and state tax laws.

ASC 842 generally applies to leases that have a lease term greater than 12 months at lease commencement, or that include an option to purchase the underlying asset the Company is reasonably certain to exercise. The Company is a lessee in several noncancelable operating leases for office space subject to ASC 842, applied as set forth below.

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are changed. The Company recognizes a lease liability and a Right-of-use asset (ROUA) at the commencement date of the lease. The lease liability is initially and subsequently recognized based on the present value of its future lease payments. Variable payments are included in the future lease payments when those variable payments depend on an index or a rate. The discount rate is the implicit rate if it is readily determinable or otherwise the Company uses its incremental borrowing rate ("IBR") at the lease's commencement date. The Company's IBR represents the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The ROUA is subsequently measured throughout the lease term at the amount of the remeasured lease liability, representing the present value of the remaining lease payments; as adjusted for unamortized initial direct costs, prepaid or accrued lease payments; unamortized lease incentives received; and any impairments. Lease cost for lease payments is recognized on a straight-line basis over the lease term.

The Company has evaluated events subsequent to the statement of financial condition date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

Note 2: DUE FROM AFFILIATE

Under an expense sharing agreement, the Company is owed $ 37,159 from an affiliate, Blakeslee & Blakeslee Financial Advisors Inc. (BBFAI), for payroll and other shared administrative expenses. Other income includes reimbursement of $131,683 for 2021 shared expenses. The Company's majority shareholder is also the sole shareholder of BBFAI.

Note 3: PROPERTY AND EQUIPMENT, NET

Property and equipment are recorded net of accumulated depreciation and summarized by major classification as follows:

			Useful Life
Furniture and fixtures	$	30,541	7
Equipment		81,238	5
Leasehold improvements		21,713	39
Total cost of property and equipment		133,492	
Less: accumulated depreciation		(76,931)	
Property and equipment, net	$	56,561	

Depreciation expense for the year ended December 31, 2021 was $6.005.

Note 4: INCOME TAXES

The provision for income tax expense (benefit) is composed of the following:

	Current	Deferred	Total
Federal	$ -	$ -	$ -
State	7,300	-	7,300
Total income tax expense (benefit)	$ 7,300	$ -	$ 7,300

The Company is required to file income tax returns in both federal and state tax jurisdictions. The Company's tax returns are subject to examination by taxing authorities in the jurisdictions in which it operates in accordance with the normal statutes of limitations in the applicable jurisdiction. For federal purposes, the statute of limitations is three years. Accordingly, the company is no longer subject to examination of federal returns filed more than three years prior to the date of these financial statements. The statute of limitations for state purposes is generally three years but may exceed this limitation depending upon the jurisdiction involved. Returns that were filed within the applicable statute remain subject to examination. As of December 31, 2021, the IRS has not proposed any adjustment to the Company's tax position.

Deferred taxes are also the result of timing differences arising from different methods of depreciation used for income tax accounting and accounting principles generally accepted in the United States of America. A 100% valuation allowance has been applied against this asset since management cannot determine if it is more likely than not that the entire asset will be realized.

Note 5: RETIREMENT PLAN

The Company maintains a SIMPLE IRA Plan (the "Plan") covering all its eligible employees. The Plan is discretionary, and continuance of the plan is at the sole election of the Company. Under the terms of the plan, all employees, 21 years of age or older, are eligible to participate in the Plan. The Company recorded a $11,085 contribution to this plan, which is included in employee compensation and benefits on the statement of income.

Note 6: CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counter-parties primarily include broker-dealers, banks, and other financial institutions. In the event counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter-party.

Note 7: LEASES

The Company has obligations as a lessee for office space with initial noncancelable terms in excess of one year. The Company classified these leases as operating leases. These leases generally contain renewal options for periods ranging from two to three years. Because the Company is not reasonably certain to exercise these renewal options, the optional periods are not included in determining the lease term, and associated payments under these renewal options are excluded from lease payments. The Company's leases do not include termination options for either party to the lease or restrictive financial or other covenants. Payments due under the lease contracts include fixed payments plus, for certain of the Company's leases, variable payments. The Company's office space leases require it to make variable payments for the Company's proportionate share of the building's property taxes, insurance, and common area maintenance. These variable lease payments are not included in lease payments used to determine lease liability and are recognized as variable costs when incurred. A 5% discount rate has been used in determination of the lease liability. The lease costs for the year ended December 31, 2021 are:

Operating lease costs	156,845
Variable lease costs	5,360
Total lease costs included in occupancy and equipment rental expense	$162,205

Amounts reported in the Statement of Financial Condition as of December 31, 2021 are as follows: Operating leases:

Operating lease ROUA	$320,974
Operating lease liabilities	$333,492

Amounts disclosed for ROUA obtained in exchange for lease obligations and reductions to ROUA assets resulting from reductions to lease obligations include amounts added to or reduced from the carrying amount of ROUA resulting from new leases, lease modifications or reassessments.

Maturities of lease liabilities under noncancelable operating leases as of December 31, 2021 are as follows:

2022	$155,402
2023	138,824
2024	57,675
Total undiscounted lease payments	$351,901
Less imputed interest	(18,409)
Total lease liabilities	$333,492

Note 8: LOAN PAYABLE- PPP

The Company received loan proceeds of $113,547 on May 7, 2020 under the SBA Paycheck Protection Program of the CARES Act. The receipt of these funds, and the forgiveness of the loan attendant to these funds, was dependent on the Company having initially qualified for the loan and qualifying for the forgiveness of such loan based on adherence to the forgiveness criteria. In May 2021, the Company received forgiveness of this loan by the SBA.

Note 9: CONTINGENCIES

The Company maintains several bank accounts at financial institutions. These accounts are insured either by the Federal Deposit Insurance Commission ("FDIC"), up to $250,000, or the Securities Investor Protection Corporation ("SIPC"), up to $500,000. At times during the year ended December 31, 2021, cash balances held in financial institutions were in excess of the FDIC and SIPC's insured limits. The Company has not experienced any losses in such accounts and management believes that it has placed its cash on deposit with financial institutions which are financially stable.

Note 10: RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

The Financial Accounting Standards Board (the "FASB") has established the Accounting Standards Codification ("Codification" or "ASC") as the authoritative source of generally accepting accounting principles ("GAAP") recognized by the FASB. The principles embodies in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with GAAP in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASU's").

For the year ending December 31, 2021, various ASU's issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended.

The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

Note 11: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2021, the Company had net capital of $287,779 which was $282,779 in excess of its required net capital of $5,000; and the Company's ratio of aggregate indebtedness ($30,535) to net capital was 0.11 to 1, which is less than the 15 to 1 maximum allowed.

Note 12: GUARANTEES

FASB ASC 460, Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of indebtedness of others.

The Company has issued no guarantees on December 31, 2021 or during the year then ended.

Note 13: COVID-19

On March 11, 2020, the World Health Organization declared the novel strain of the corona virus (COVID-19) a global pandemic and recommended worldwide containment and mitigation measures. Initially, the outbreak in the United States caused economic disruptions because of mandated and voluntary closings of businesses, shelter in place orders and other safety restrictions. While the disruptions in the last year have diminished and the Company does not expect the ongoing pandemic to impact its results, the extent of the pandemic on the Company's operational and financial performance, if any, will depend on future developments that cannot be reasonably estimated at this time.

Blakeslee & Blakeslee, Inc.
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of December 31, 2021

Computation of net capital

Common stock	$ 59,205	
Retained earnings	348,093	
Total stockholders' equity		$ 407,298
Less: Non-allowable assets		
Due from affiliate	37,159	
Property and equipment, net	56,561	
Commissions receivable	3,373	
Other assets	22,426	
Total non-allowable assets		(119,519)
Net Capital		287,779

Computation of net capital requirements

Minimum net capital requirements		
6 2/3 percent of net aggregate indebtedness	$ 2,036	
Minimum dollar net capital required	5,000	
Net capital required (greater of above)		(5,000)
Excess net capital		$ 282,779

Ratio of aggregate indebtedness to net capital	0.11 to 1

There was no material difference between net capital computation shown here and the net capital computation shown on the Company's most recently filed Part IIa Form X-17A-5 report dated December 31, 2021.

See Report of Independent registered Public Accounting Firm

Blakeslee & Blakeslee, Inc.
Schedule II - Computation for Determination of the Reserve Requirements and
Information Relating to Possession or Control Requirements For Brokers and
Dealers Pursuant to SEC Rule 15c3-3
As of December 31, 2021

The Computation for determination of the reserve requirements and information relating to possession or control Requirements for brokers and dealers is not applicable to the Company, as the Company is not subject to the provisions of Rule 15c3-3 as the Company does not, and will not, hold customer funds or securities, and that its business activities are, and will remain as direct mutual fund, annuities, and the sale of 529 plans. Accordingly, there are no items to report under the requirements of this Rule.

Blakeslee & Blakeslee, Inc.
Report on Exemption Provisions
Pursuant to Provisions of 17 C.F.R. § 15c3-3(k)
For the Year Ended December 31, 2021



ALVAREZ & ASSOCIATES, INC
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Those Charged with Governance and Stockholders of Blakeslee & Blakeslee, Inc.:

We have reviewed management's statements, included in the accompanying Assertions Regarding Exemption Provisions, in which Blakeslee & Blakeslee, Inc. claimed: it is exempt from SEA Rule 15c3-3 as a non-covered firm because its business activities are performing direct mutual fund, annuities, and the sale of 529 plans. As a result, the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3). Blakeslee & Blakeslee, Inc. did not identify any exceptions with their exempt status throughout the year ended December 31, 2021. Blakeslee & Blakeslee, Inc.'s management is responsible for compliance and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Blakeslee & Blakeslee, Inc.'s compliance. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the business activities of Blakeslee & Blakeslee, Inc.

Alvarez & Associates, Inc.

Northridge, California
February 22, 2022

9221 Corbin Avenue Suite 165
Northridge, California 91324

Chicago, Dallas, Los Angeles, New York, San Francisco, Seattle

800.848.0008

www.AAICPAs.com



Assertions Regarding Exemption Provisions

We, as members of management of Blakeslee & Blakeslee, Inc. ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

The Company is exempt from SEA Rule 15c3-3 as a non-covered firm because its business activities are performing direct mutual fund, annuities, and the sale of 529 plans. As a result, the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent year ending December 31, 2021.

Due to the Company's business activities, the Company is not subject to the custody and reserve provisions of Rule 15c3-3.

The Company did not identify any exceptions to the above throughout the year ending December 31, 2021.

Name of Company.

By:

Sam Blakeslee, President

Blakeslee & Blakeslee, Inc.
Report on the SIPC Annual Assessment
Pursuant to Rule 17a-5(e)4
For the Year Ended December 31, 2021



ALVAREZ & ASSOCIATES, INC
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
ON APPLYING AGREED-UPON PROCEDURES

To Those Charged with Governance and the Stockholders of Blakeslee & Blakeslee, Inc.:

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by Blakeslee & Blakeslee, Inc. and the SIPC, solely to assist you and SIPC in evaluating Blakeslee & Blakeslee, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2021. Blakeslee & Blakeslee, Inc.'s management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed, and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2021 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2021, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on Blakeslee & Blakeslee, Inc.'s compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2021. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures; other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of Blakeslee & Blakeslee, Inc. and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Alvarez & Associates, Inc.

Alvarez & Associates, Inc.

Northridge, California
February 22, 2022

 

Blakslee and Blakslee, Inc.
Schedule of Securities Investor Protection Corporation
Assessments and Payments
For the Year Ended December 31, 2021

	Amount
Total assessment	$ 12
SIPC-6 general assessment	
Payment made on July 23, 2021	(2)
SIPC-7 general assessment	
Payment made on February 6, 2022	(10)
Total assessment balance	$ -